2015
REPORT TO
SHAREHOLDERS
February 25, 2016

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		3
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		4
3.0	OUR BUSINESS		5
	3.1	Overview
	3.2	Our operating segments
	3.3	Our operations
	3.4	Competitive environment
4.0	STRATEGY AND OBJECTIVES		10
5.0	OPERATING RESULTS		12
	5.1	Non-GAAP financial measures
	5.2	Business acquisitions
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Segmented operating review
	5.6	Summary of quarterly results
	5.7	Fifth quarter fiscal 2015 operating results
6.0	FINANCIAL CONDITION		25
7.0	CASH FLOWS		27
8.0	LIQUIDITY AND CAPITAL RESOURCES		28
9.0	LEGAL PROCEEDINGS		30
10.0	OUTLOOK		31
11.0	FINANCIAL RISK MANAGEMENT		31
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		36
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		38
14.0	DISCLOSURE CONTROLS AND PROCEDURES		39
15.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		40
16.0	RISKS AND UNCERTAINTIES		41
17.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		50
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			52
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			53
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			59

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0	PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

On December 4, 2014, the Company announced that it would be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end is now on the Sunday closest to December 31, rather than the first Sunday following September 28. The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle has become more aligned with the calendar year, and this change is expected to provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end is better aligned with Gildan’s industry comparables.

For purposes of its regulatory filings, the Company is reporting results for the 15-month transition period of October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis began on January 4, 2016 and will end on January 1, 2017.

This MD&A comments on our operations, financial performance and financial condition as at and for the 15-month transition period ended January 3, 2016 (fiscal 2015) and the 12-month fiscal year ended October 5, 2014 (fiscal 2014). All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended January 3, 2016 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 25, 2016, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

All earnings per share and share data in this MD&A are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

Additional information about Gildan, including our 2015 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Our Business – Our Operations”, “Strategy and objectives”, “Liquidity and Capital Resources – Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0	OUR BUSINESS

3.1 Overview

Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We market our products through two main distribution channels. We sell our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. Our other main channel of distribution is in retail markets in the U.S. and Canada, where our products are sold to a broad spectrum of retailers. We market our products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

We manufacture the vast majority of our products in vertically-integrated, large-scale manufacturing facilities which we own and operate. As a vertical manufacturer, employing over 42,000 employees worldwide, we control essentially all aspects of our production processes and operate with a strong commitment to industry-leading labour and environmental practices at all of our facilities. Our manufacturing operations are primarily located in Central America, the Caribbean Basin, the United States.

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and Bangladesh, all of which are strategically positioned to efficiently service the quick replenishment needs of our customers.

3.2 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly undecorated activewear products (“blanks”) primarily to wholesale distributors who sell our products to screenprinters and embroiderers, who in turn decorate the products with designs and logos and sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

The following table summarizes the primary brands under which we market our products in the printwear channel:

Primary brands	Primary products
Gildan® Gildan Performance® Anvil® Comfort Colors® New Balance®(1)	Activewear: T-shirts, fleece, sport shirts
(1) Under license agreement for distribution rights in the U.S. and Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our Company-owned and licensed brands. Although the main focus of the Company’s growth strategy is the continued development of its Company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to a small number of targeted global athletic and lifestyle brands, for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum™	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand™	Socks	Mass-market
Silver Toe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (1)	Athletic socks	Sports specialty, department stores
Mossy Oak® (2)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chains, mass-market, price clubs, dollar store channel, department stores
Secret® *	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks® *	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™	Legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot® *	Legwear, foot solutions/socks	Food and drug
Secret Silky™	Sheer/pantyhose	Food and drug
(1) Under license agreement for socks only – with exclusive distribution rights in the U.S.
(2) Under license agreement – with worldwide distribution rights and exclusivity for certain product categories.
* Secret® and Silks® are registered trademarks in Canada only. Kushyfoot® is a registered trademark in the U.S. only.

3.3 Our operations

3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric,

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which is subsequently assembled into activewear and underwear garments at sewing facilities which we operate in owned or leased premises. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation. Our manufacturing facility for sheer hosiery includes knitting, dyeing, and packaging capabilities.

Our textile, sock, and sewing operations are primarily based in our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin which are strategically located to efficiently service the quick replenishment requirements of our markets. In Central America, at our Rio Nance complex in Honduras, we operate three large-scale vertically-integrated textile facilities, with an additional facility that is being developed in 2016, and two sock manufacturing facilities. We also operate an additional textile facility in Honduras which we integrated as part of the acquisition of Anvil Holdings, Inc. (Anvil) in fiscal 2012. Our sewing facilities in Central America are located in Honduras and Nicaragua, mainly in leased premises. In our Caribbean Basin manufacturing hub we operate a large-scale vertically-integrated textile facility and three sewing facilities. In addition, we own a vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. We also have a small garment dyeing facility in the U.S. as a result of the acquisition of Comfort Colors. Our sheer hosiery manufacturing is located in a facility in Canada. Yarn used to manufacture our products is produced in our own yarn-spinning operations in the U.S., and we also source yarn from third-party U.S. yarn suppliers with whom we have supply agreements. A small portion of our yarn requirements is sourced outside of the U.S. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪Clarkton, NC ▪Cedartown, GA ▪Salisbury, NC – (2 facilities) ▪Mocksville, NC
Textile facilities			▪Honduras (4 facilities) -Rio Nance 1 -Rio Nance 2 -Rio Nance 5 -Anvil Knitwear Honduras	▪Dominican Republic (1 facility)	▪Bangladesh (1 facility)
Garment dyeing facility		▪New Bedford, MA
Sewing facilities(1)			▪Honduras (4 facilities) ▪Nicaragua (3 facilities)	▪Dominican Republic (3 facilities)	▪Bangladesh
Sock / Sheer manufacturing facilities	▪Montreal, QC		▪Honduras -Rio Nance 3 -Rio Nance 4
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.

Yarn-spinning capacity expansion
During 2013, we began to execute a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent and superior product quality. We operate two yarn-spinning

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facilities located in Clarkton, NC and Cedartown, GA, producing primarily open-end yarn, which were refurbished and modernized during 2014. During 2014, we also developed two new yarn-spinning facilities in Salisbury, NC. The first yarn-spinning facility in Salisbury, NC, which produces ring-spun yarn, was ramped up by the end of 2014. The second yarn-spinning facility in Salisbury, NC, which is producing open-end yarn, began commercial operations during the fourth calendar quarter of 2014 and was essentially ramped-up by the end of 2015. We also developed a new yarn-spinning facility in Mocksville, NC for the production of ring-spun yarn, which began operations at the end of the second calendar quarter of 2015 and is expected to be fully ramped-up during 2016.

Textile manufacturing expansion
In addition to our current manufacturing base, we are also developing plans for further textile capacity expansion in order to support growth in the markets in which we compete. As previously announced, we plan to construct a new textile facility, Rio Nance 6, which will be located at our Rio Nance complex in Honduras. Rio Nance 6 is now expected to be a larger facility with higher textile capacity than originally planned, in order to support growth in the North American printwear and retail markets. The expanded capacity from Rio Nance 6 is projected to support capacity requirements until textile capacity is developed in Costa Rica, where we have purchased land in the province of Guanacaste in north-western Costa Rica. In light of the enlarged capacity plans for Rio Nance 6, the planned textile facility in Costa Rica is not expected to be developed until after 2018.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. We service the printwear and retail markets primarily out of our distribution centres in the U.S. and a distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina and Canada. We also operate retail stores located in outlet malls throughout the United States.

3.3.3 Employees and corporate office
We currently employ over 42,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, and strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the Gildan® and Gold Toe® brands.

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Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an increasingly important factor for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, Bella + Canvas, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source products for these brands primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories of the North American printwear market, including basics and the faster growing fashion basics and sports performance categories, where our participation in these categories has not been as extensive as in the basics category. We are targeting further market penetration in printwear with brands well-positioned to compete in each product category and through new product introductions. In the basics category we market our products under the Gildan® brand, the leading brand in this category. In the fashion basics segment we market our products under the Anvil® brand featuring a more contemporary line of ring-spun products incorporating more fashion oriented styles. We also sell products under the Comfort Colors® brand featuring garment-dyed activewear products allowing us to achieve a worn-in and weathered look and a soft and comfortable feel. In the sports performance category, we market our products under our Gildan Performance® brand, featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance, as well as the licensed New Balance® brand. We are pursuing growth with new product introductions, including softer fabrics and blends, expanding our global product offering in performance garments, ladies styles, sport shirts and workwear.

We also intend to continue to expand our presence in international markets such as Europe, Asia-Pacific and Latin America, which currently represent less than 10% of our total consolidated net sales, through product extensions, expanded distribution and by leveraging our brands.

Fiscal 2015 highlights
•
In December 2014, we implemented major strategic pricing actions for our Printwear business to reinforce our leadership position in the industry. We lowered base selling prices significantly and simplified our discount structure in order to be responsive to distributors and enhance their ability and visibility to plan their business, and position Gildan to drive unit sales volume and earnings growth in calendar 2015 and beyond. The selling price reductions reflected the pass through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities and other capital investment projects. The selling price reductions also reflected the reduction in the price of cotton that occurred in the latter half of calendar 2014, although the Company only began consuming year-over-year lower cost cotton in its cost of sales in the third fiscal quarter of 2015.

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•
As part of our strategy to gain market penetration in the fashion basics segment of the North American printwear market, we added the Comfort Colors® brand to our Printwear brand portfolio. In March 2015, we acquired the assets of a leading supplier of garment-dyed undecorated T-shirts and sweatshirts for the North American printwear market operating under the Comfort Colors® trade name, one of the most recognized brands among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The addition of the Comfort Colors® brand complements our brand offering and positioning within the fashion basics segment of the U.S. printwear channel and is contributing to our further penetration in this product segment, with strong unit sales volumes of Comfort Colors® products during fiscal 2015.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. Consumer brand recognition and appeal are also important factors in the retail market. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and sheer hosiery. Although we are primarily focused on further developing our Company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to a small number of select global athletic and lifestyle brands.

Fiscal 2015 highlights
•	Consistent with our focus in growing sales of our Company-owned brands, during fiscal 2015 we converted our largest private label sock program with a major national retailer to the Gildan® brand.
•
We continued to deliver on new program shipments to new and existing retailers, including shipments of Gildan® branded socks and underwear programs to a new major U.S. mass retailer and other mass retailers, and we added new retailer customers in the U.S. food and drug, and crafts channels.

•
We expanded the distribution of Gildan® branded underwear products through new retail customers and by the end of 2015 Gildan® branded underwear was in approximately 18,000 retail doors, almost double the retail door count compared to the prior fiscal year.

•
We signed a celebrity endorsement agreement with Blake Shelton, “Five-time and reigning CMA Male Vocalist of the Year” and coach of NBC’s reality competition series, “The Voice”. As part of the endorsement agreement, Mr. Shelton is supporting and promoting Gildan® branded products through different consumer initiatives.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement. A more detailed description of the Company’s capacity expansion and cost reduction initiatives is contained in Section 3.3.1 entitled “Manufacturing” in this MD&A.

Fiscal 2015 highlights
•
During fiscal 2015 we continued to make significant progress on our yarn spinning initiative. We ramped up production in our new yarn-spinning facility in Salisbury, NC, which produces open-end yarn. In addition, we commenced production in our largest new yarn-spinning facility for the production of ring-spun yarn in Mocksville, NC. The Mocksville facility is expected to be ramped up during 2016. In the second half of calendar 2015, we started to benefit from manufacturing cost savings related to our investments in yarn-spinning and other capital projects. We expect to continue to generate further manufacturing costs savings from our capital investments in 2016 and 2017.

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4.4	Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our criteria. We have developed criteria in evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial criteria, including return on investment thresholds, based on our risk-adjusted cost of capital.

Fiscal 2015 highlights
•
As discussed in the “Strategy and Objectives” section of this MD&A under section 4.1, effective March 2, 2015, the Company acquired substantially all of the assets of Comfort Colors for cash consideration of U.S. $103.3 million.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of this MD&A.

5.0	OPERATING RESULTS

As discussed in section 1.0 of this MD&A, the Company changed its year end in fiscal 2015 to the Sunday closest to December 31, rather than the first Sunday following September 28. This MD&A comments on our operations, financial performance and financial condition as at and for the 15-month transition period ended January 3, 2016 (Fiscal 2015) and the 12-month fiscal year ended October 5, 2014 (Fiscal 2014). Fiscal 2013 refers to the 12-month period ended September 29, 2013.

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisitions

We completed one business acquisition in fiscal 2015, and one in fiscal 2014, which are described below. The Company accounted for these acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of each acquisition have been consolidated with those of the Company from the respective dates of acquisition. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 to the 2015 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the dates of acquisitions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2.1 Comfort Colors
On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors® trade name for cash consideration of $103.3 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The audited annual consolidated financial statements for the fiscal year ended January 3, 2016 include the results of Comfort Colors from March 2, 2015 to January 3, 2016. The results of Comfort Colors are included in the Printwear segment.

5.2.2 Doris
On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris for cash consideration of $101.7 million, plus additional contingent payments of up to $9.4 million, payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provided Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada. In addition, the acquisition further enhanced and expanded the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadened the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel. This acquisition also represented a first step in building a ladies’ intimate apparel platform over time.

The audited annual consolidated financial statements for the fiscal year ended October 5, 2014 include the results of Doris from July 7, 2014 to October 5, 2014. The results of Doris are included in the Branded Apparel segment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2015-2014		Variation 2014-2013
	2015	2014	2013	$	%	$	%
(15 months)
Net sales	2,959.2	2,360.0	2,184.3	599.2	25.4%	175.7	8.0%
Gross profit	730.1	658.7	634.0	71.4	10.8%	24.7	3.9%
SG&A expenses	388.0	286.0	282.6	102.0	35.7%	3.4	1.2%
Operating income	327.2	369.4	342.7	(42.2)	(11.4)%	26.7	7.8%
Adjusted EBITDA(1)	488.5	468.3	446.8	20.2	4.3%	21.5	4.8%
Net earnings	304.9	359.6	320.2	(54.7)	(15.2)%	39.4	12.3%
Adjusted net earnings(1)	317.8	362.0	330.3	(44.2)	(12.2)%	31.7	9.6%

Basic EPS	1.26	1.48	1.32	(0.22)	(14.9)%	0.16	12.1%
Diluted EPS	1.25	1.46	1.30	(0.21)	(14.4)%	0.16	12.3%
Adjusted diluted EPS(1)	1.30	1.47	1.35	(0.17)	(11.6)%	0.12	8.9%

Gross margin	24.7%	27.9%	29.0%	n/a	(3.2) pp	n/a	(1.1) pp
SG&A expenses as a percentage of sales	13.1%	12.1%	12.9%	n/a	1.0 pp	n/a	(0.8) pp
Operating margin	11.1%	15.7%	15.7%	n/a	(4.6) pp	n/a	- pp

Total assets	2,834.3	2,593.0	2,043.7	241.3	9.3%	549.3	26.9%
Total non-current financial liabilities	375.0	157.0	-	218.0	138.9%	157.0	n/a
Cash dividends declared per common share	0.065	0.054	0.045	0.011	20.4%	0.009	20.0%
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.4 Consolidated operating review

5.4.1 Net sales
				Variation 2015-2014		Variation 2014-2013
(in $ millions)	2015	2014	2013	$	%	$	%
	(15 months)
Segmented net sales
Printwear	1,794.8	1,559.6	1,468.7	235.2	15.1%	90.9	6.2%
Branded Apparel	1,164.5	800.4	715.6	364.1	45.5%	84.8	11.9%
Total net sales	2,959.3	2,360.0	2,184.3	599.3	25.4%	175.7	8.0%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2015 compared to fiscal 2014
The increase in consolidated net sales for the 15-month transition period ended January 3, 2016 compared to fiscal 2014 was primarily attributable to an additional three months of sales included in fiscal 2015 amounting to $543.8 million. Excluding this impact, the remaining increase in sales in fiscal 2015 compared to the prior year was mainly due to higher sales in Branded Apparel, including the acquisition of Doris, partially offset by lower net sales in Printwear. Despite higher unit sales volumes in Printwear, including the impact of the acquisition of Comfort Colors, Printwear net sales declined due to lower net selling prices, including a $48 million distributor inventory devaluation discount in the first quarter of fiscal 2015, and the decline in the value of foreign currencies relative to the U.S. dollar. Excluding the impact of the extra quarter, the acquisitions of Doris and Comfort Colors contributed incremental year-over-year sales of approximately $95 million, taking into account that the acquisitions of Doris and Comfort Colors occurred on July 7, 2014 and March 2, 2015, respectively.

Fiscal 2014 compared to fiscal 2013
The increase in consolidated net sales in fiscal 2014 compared to fiscal 2013 was primarily attributable to higher unit volumes and a more favourable product-mix in both operating segments, higher net selling prices in Printwear, and the acquisition of Doris which contributed $21.0 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.2 Gross profit
				Variation	Variation
(in $ millions, or otherwise indicated)	2015	2014	2013	2015-2014	2014-2013
	(15 months)
Gross profit	730.1	658.7	634.0	71.4	24.7
Gross margin	24.7%	27.9%	29.0%	(3.2) pp	(1.1) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Consolidated gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

Fiscal 2015 compared to fiscal 2014
Gross margins decreased by 320 basis points in fiscal 2015 mainly due to lower Printwear net selling prices, including the distributor inventory devaluation discount in the first quarter of fiscal 2015, the consumption of high-cost inventories in the first six months of fiscal 2015 which included transitional manufacturing costs related to the integration of new retail programs during fiscal 2014, the effect of the decline in international currencies relative to the U.S. dollar, and unfavourable product-mix. The negative impact of these factors was partially offset by lower manufacturing costs mainly related to cost savings from our investments in new yarn-spinning and other capital projects and lower cotton and purchased input costs.  As explained in section 5.6.1 in this MD&A, gross margins in the first nine months of fiscal 2015 reflected the misalignment between the timing of lower Printwear net selling prices and the benefit of lower manufacturing and cotton costs. Gross margins for the fifth quarter of fiscal 2015 were 240 basis points higher than the first 12 months of fiscal 2015, mainly due to sequentially lower cotton costs.

Fiscal 2014 compared to fiscal 2013
As a percentage of sales, gross profit declined by 110 basis points in fiscal 2014 compared to fiscal 2013. The decline in gross margins primarily reflected the impact of transitional manufacturing inefficiencies, particularly in Branded Apparel, and inflationary cost increases which more than offset the benefit of lower promotional spending in Printwear. The manufacturing inefficiencies were incurred as the Company further enhanced product capabilities and expanded production capacity in sock and textile operations, and trained new sewing operators to support the Company’s rapid growth in Branded Apparel sales revenues and brand penetration. Inefficiencies in fiscal 2014 also included the impact of product rework and repackaging costs to service key retail programs and mitigate the impact of capacity constraints in Branded Apparel. These factors negatively impacted gross margins in fiscal 2014 by approximately 90 basis points compared to fiscal 2013. The gross margin decline also reflected higher cotton costs which negatively impacted gross margins by approximately 70 basis points in fiscal 2014 compared to fiscal 2013. The impact of higher cotton costs was only partially passed through into higher net selling prices in Printwear, and selling prices for Branded Apparel were not increased in order to drive unit volume growth.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.3 Selling, general and administrative expenses
				Variation	Variation
(in $ millions, or otherwise indicated)	2015	2014	2013	2015-2014	2014-2013
	(15 months)
SG&A expenses	388.0	286.0	282.6	102.0	3.4
SG&A expenses as a percentage of sales	13.1%	12.1%	12.9%	1.0 pp	(0.8) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2015 compared to fiscal 2014
The increase in selling, general and administrative (SG&A) expenses for the 15-month transition period ended January 3, 2016 compared to fiscal 2014 was mainly due to an additional three months of expenses included in fiscal 2015, the impact of the acquisitions of Doris and Comfort Colors, increased advertising and marketing expenses, higher legal and professional fees, and higher volume-driven distribution expenses, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses. As a percentage of sales, SG&A expenses for the 15-month transition period ended January 3, 2016 were 13.1%, up from 12.1% in fiscal 2014 mainly due to the decline in Printwear sales in the first quarter of fiscal 2015, which included the distributor inventory devaluation discount, higher marketing and advertising expenses in Branded Apparel and the impact of the Doris acquisition.

Fiscal 2014 compared to fiscal 2013
The increase in SG&A expenses in fiscal 2014 compared to fiscal 2013 was primarily due to the acquisition of Doris and slightly higher volume-driven distribution expenses, partially offset by lower variable compensation expenses and the favourable impact of the weaker Canadian dollar on corporate head office expenses. Lower SG&A expenses as a percentage of sales reflected the benefit of volume leverage in Branded Apparel.

5.4.4 Restructuring and acquisition-related costs
				Variation	Variation
(in $ millions)	2015	2014	2013	2015-2014	2014-2013
	(15 months)
Employee termination and benefit costs	5.0	0.5	1.4	4.5	(0.9)
Loss on settlement on wind-up of defined
benefit pension plan	-	1.9	-	(1.9)	1.9
Net pension expense	-	-	0.2	-	(0.2)
Exit, relocation and other costs	8.5	0.4	5.7	8.1	(5.3)
(Gain) loss on disposal of assets held for sale	(0.8)	(0.3)	0.6	(0.5)	(0.9)
Remeasurement of contingent consideration
in connection with a business acquisition	1.1	-	(0.9)	1.1	0.9
Loss on business acquisition achieved in stages	-	-	1.5	-	(1.5)
Acquisition-related transaction costs	1.1	0.8	0.3	0.3	0.5
Restructuring and acquisition-related costs	14.9	3.3	8.8	11.6	(5.5)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

Restructuring and acquisition-related costs in fiscal 2015 relate primarily to costs incurred in connection with the integration of acquired businesses, including the integration of the more recent Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions, and screenprinting operations. Restructuring and acquisition-related costs also include transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Restructuring and acquisition-related costs in fiscal 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan, and transaction costs incurred in connection with the acquisition of the operating assets of Doris.

Restructuring and acquisition-related costs in fiscal 2013 relate primarily to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013, and a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm.

For closed facilities which are included in assets held for sale, the Company expects to incur additional carrying costs which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

5.4.5 Operating income
				Variation	Variation
(in $ millions, or otherwise indicated)	2015	2014	2013	2015-2014	2014-2013
	(15 months)
Operating income	327.2	369.4	342.7	(42.2)	26.7
Operating margin	11.1%	15.7%	15.7%	(4.6) pp	- pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2015 compared to fiscal 2014
Operating income in fiscal 2015 declined compared to fiscal 2014 despite an additional three months of operating income amounting to $70.7 million included in fiscal 2015. Excluding the impact of the additional three months of operating results in fiscal 2015, operating income decreased by $112.9 million compared to last year due to lower operating margins primarily as a result of the strategic pricing actions in Printwear taken in December 2014 which contributed to the net operating loss in the first fiscal quarter of 2015 and a misalignment of the timing between Printwear selling price reductions and cost reductions as noted in section 5.4.2 of this MD&A. In addition, Branded Apparel operating margins were down compared to last year due to the consumption of high-cost inventories in the first six months of fiscal 2015 and higher marketing and advertising expenses in fiscal 2015 compared to last year. The decline in operating income also reflected higher restructuring and acquisition-related costs compared to fiscal 2014.

Fiscal 2014 compared to fiscal 2013
The increase in operating income in fiscal 2014 compared to fiscal 2013 was primarily due to higher gross profit, the acquisition of Doris and lower restructuring and acquisition-related expenses. The consolidated operating profit margin for fiscal 2014 was flat compared to fiscal 2013 as slightly improved operating margins in Printwear were offset by lower operating margins in Branded Apparel, which reflected the negative impact of transitional manufacturing inefficiencies that more than offset the benefit of SG&A expense volume leverage.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.6 Financial expenses, net
				Variation	Variation
(in $ millions)	2015	2014	2013	2015-2014	2014-2013
	(15 months)
Interest expense on financial liabilities
recorded at amortized cost	8.6	2.1	3.9	6.5	(1.8)
Recognition of deferred hedging loss on
interest rate swaps	-	-	4.7	-	(4.7)
Bank and other financial charges	4.7	3.3	3.7	1.4	(0.4)
Interest accretion on discounted provisions	0.4	0.3	0.3	0.1	-
Foreign exchange loss (gain)	4.0	(2.8)	0.2	6.8	(3.0)
Derivative gain on financial instruments not
designated for hedge accounting	-	-	(0.8)	-	0.8
Financial expenses, net	17.7	2.9	12.0	14.8	(9.1)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2015 compared to fiscal 2014
The increase in net financial expenses in fiscal 2015 was due to higher interest expense, as a result of higher borrowing levels from our revolving long-term bank credit facility and the impact of an additional three months in fiscal 2015. In addition, the Company incurred a foreign exchange loss in the current year mainly due to the unfavourable revaluation of net monetary assets denominated in foreign currencies, compared to a foreign exchange gain in fiscal 2014.

Fiscal 2014 compared to fiscal 2013
The decrease in net financial expenses in fiscal 2014 was due to lower interest expense as a result of lower effective interest rates on our revolving long-term bank credit facility, as well as foreign exchange gains in fiscal 2014 mainly due to the favourable revaluation of monetary assets and liabilities denominated in foreign currencies, and the non-recurrence of the deferred hedging loss on interest rate swap contracts recognized in fiscal 2013.

5.4.7 Income taxes
The Company’s average effective tax rate, including and excluding the impact of restructuring and acquisition-related costs, is calculated as follows:

				Variation	Variation
(in $ millions, or otherwise indicated)	2015	2014	2013	2015-2014	2014-2013
(15 months)
Earnings before income taxes	309.4	366.5	330.7	(57.1)	35.8
Income tax expense (recovery)	4.5	7.0	10.5	(2.5)	(3.5)
Average effective income tax rate	1.5%	1.9%	3.2%	(0.4) pp	(1.3) pp

Earnings before income taxes and restructuring
and acquisition-related costs	324.3	369.7	339.5	(45.4)	30.2
Income tax expense excluding tax recoveries
on restructuring and acquisition-related costs(1)	6.5	7.8	13.9	(1.3)	(6.1)
Average effective income tax rate, excluding the impact
of restructuring and acquisition-related costs	2.0%	2.1%	4.1%	(0.1) pp	(2.0) pp
(1) Tax recoveries on restructuring and acquisition-related costs are presented in the reconciliation of net earnings to adjusted net earnings in section 5.4.8 below.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2015 compared to fiscal 2014
The income tax expense for fiscal 2015 included an income tax recovery of $2.0 million related to restructuring and acquisition-related costs, compared to $0.8 million in 2014. The average effective income tax rate, excluding the impact of restructuring and acquisition-related costs, was 2.0% in fiscal 2015,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to 2.1% in fiscal 2014. The income tax expense for fiscal 2015 is net of adjustments related to prior taxation years, and the income tax expense for fiscal 2014 reflected an income tax recovery relating to the recognition of a deferred tax asset to the extent of the acquired deferred tax liabilities resulting from the Doris acquisition.

Fiscal 2014 compared to fiscal 2013
The income tax expense for fiscal 2014 included an income tax recovery of $0.8 million related to restructuring and acquisition-related costs, compared to $3.4 million in fiscal 2013. The average effective income tax rate, excluding the impact of restructuring and acquisition-related costs, was 2.1% in fiscal 2014, compared to 4.1% in fiscal 2013. The decrease was due primarily to an income tax recovery relating to the recognition of a deferred tax asset to the extent of the acquired deferred tax liabilities resulting from the Doris acquisition.

The Company’s growth plans for the Branded Apparel segment are expected to result in an increased proportion of the Company’s profits earned in higher tax rate jurisdictions, and consequently, would result in an increase to the Company’s overall effective income tax rate in future years.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
				Variation	Variation
(in $ millions, except per share amounts)	2015	2014	2013	2015-2014	2014-2013
	(15 months)
Net earnings	304.9	359.6	320.2	(54.7)	39.4
Adjustments for:
Restructuring and acquisition-related costs	14.9	3.2	8.8	11.7	(5.6)
Recognition of deferred hedging loss on
interest rate swaps	-	-	4.7	-	(4.7)
Income tax recovery on restructuring and
acquisition-related costs	(2.0)	(0.8)	(3.4)	(1.2)	2.6
Adjusted net earnings(1)	317.8	362.0	330.3	(44.2)	31.7
Basic EPS	1.26	1.48	1.32	(0.22)	0.16
Diluted EPS	1.25	1.46	1.30	(0.21)	0.16
Adjusted diluted EPS(1)	1.30	1.47	1.35	(0.17)	0.12
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2015 compared to fiscal 2014
The decrease in net earnings and adjusted net earnings in fiscal 2015 compared to fiscal 2014 was primarily due to lower operating margins in both operating segments and increased financial expenses, which more than offset the benefit of the inclusion of three additional months of operating results in fiscal 2015 which contributed adjusted net earnings of $0.28 per share.

Fiscal 2014 compared to fiscal 2013
The increase in net earnings and adjusted net earnings in fiscal 2014 compared to fiscal 2013 was primarily due to higher operating income in Printwear and decreases in net financial expenses and income taxes, partially offset by lower operating income in Branded Apparel.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5 Segmented operating review

(in $ millions, or otherwise indicated)	2015	2014	Variation $	Variation %
	(15 months)
Segmented net sales:
Printwear	1,794.8	1,559.6	235.2	15.1%
Branded Apparel	1,164.5	800.4	364.1	45.5%
Total net sales	2,959.3	2,360.0	599.3	25.4%

Segment operating income:
Printwear	363.6	389.0	(25.4)	(6.5)%
Branded Apparel	91.0	73.2	17.8	24.3%
Total segment operating income	454.6	462.2	(7.6)	(1.6)%
Corporate and other(1)	(127.4)	(92.8)	(34.6)	37.3%
Total operating income	327.2	369.4	(42.2)	(11.4)%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the financial statements and this summary.

	2015	2014	Variation
	(15 months)
Segment operating margin:
Printwear	20.3%	24.9%	(4.6) pp
Branded Apparel	7.8%	9.1%	(1.3) pp

5.5.1 Printwear
Net sales
The 15.1% increase in Printwear segment sales in fiscal 2015 compared to fiscal 2014 was due to the additional three months of sales amounting to $284.9 million in the fifth fiscal quarter of 2015. Excluding the extra quarter, Printwear sales were down $49.7 million compared to fiscal 2014. The decline was mainly due to lower net selling prices, including the approximate $48 million distributor inventory devaluation discount in the first quarter of fiscal 2015 and the impact of the decline in the value of international currencies relative to the U.S. dollar. These factors were partially offset by higher unit sales volumes in the U.S. printwear market, including the impact of the acquisition of Comfort Colors, and unit sales volume growth in international markets.

Operating income
The $25.4 million decrease in Printwear operating income in fiscal 2015 compared to fiscal 2014 was mainly due to lower operating margins, which more than offset the additional three months of operating income of $62.8 million in the fifth fiscal quarter of 2015. The decline in operating margins in fiscal 2015 compared to last year was due to the misalignment of the timing of Printwear selling price reductions which were implemented in December 2014, in advance of anticipated manufacturing cost savings from the Company’s yarn-spinning investments and other capital projects and lower cotton costs. In addition, Printwear operating margins were negatively impacted by the decline in the value of foreign currencies relative to the U.S. dollar. The Company began to benefit from manufacturing cost savings from its capital investments primarily in the fourth fiscal quarter and lower cotton costs started to flow through cost of sales in the third fiscal quarter of 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.2 Branded Apparel
Net sales
The increase in Branded Apparel sales in fiscal 2015 compared to fiscal 2014 reflected three additional months of sales in fiscal 2015 amounting to $258.9 million. Excluding the impact of the additional quarter in fiscal 2015, Branded Apparel sales were up $105.2 million or 13.1% compared to fiscal 2014. The increase in Branded Apparel sales was due to higher sales of Gildan®, licensed and global lifestyle brands and the impact of the acquisition of Doris, partially offset by lower sales of Gold Toe® and private label brands. Unit sales volumes in Branded Apparel were also impacted by lower retailer inventory replenishment during the year which we believe limited sell-through of Gildan® branded products to consumers.

Operating income
The increase in operating income in fiscal 2015 compared to fiscal 2014 was due to the additional three months of operating income of $31.0 million in the fifth fiscal quarter of 2015. Excluding the extra quarter, operating income decreased by $13.2 million due to lower operating margins, partially offset by the contribution from higher unit sales volumes, including the acquisition of Doris. Lower operating margins reflected the consumption of high-cost inventories in the first six months of the fiscal year, which included the impact of transitional manufacturing costs incurred in fiscal 2014, as well as higher SG&A expenses driven primarily by increased marketing and advertising expenses and the impact of the acquisition of Doris. These factors were partially offset by the benefit of manufacturing cost savings in the last two quarters of fiscal 2015 from the Company’s capital investments and lower cotton costs starting in the third fiscal quarter of the year.

5.6 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters in accordance with IFRS. This quarterly information is unaudited and has been prepared on the same basis as the audited annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

For the three months ended	Jan 3,	Oct 4,	Jul 5,	Apr 5,	Jan 4,	Oct 5,	Jul 6,	Mar 30,
(in $ millions, except per share amounts)	2016	2015	2015	2015(1)	2015	2014(2)	2014	2014

Net sales	543.8	674.5	714.2	636.2	390.6	666.0	693.8	548.8
Net earnings (loss)	67.6	123.1	99.4	56.0	(41.2)	122.7	116.0	79.2
Net earnings (loss) per share
Basic(3)	0.28	0.51	0.41	0.23	(0.17)	0.50	0.48	0.33
Diluted(3)	0.28	0.50	0.41	0.23	(0.17)	0.50	0.47	0.32
Weighted average number of
shares outstanding (in ‘000s)
Basic	243,183	242,257	241,856	241,360	243,852	243,968	243,584	243,220
Diluted	244,174	244,063	243,809	243,513	243,852	246,558	246,428	246,314
(1) Reflects the acquisition of Comfort Colors from March 2, 2015.
(2) Reflects the acquisition of Doris from July 7, 2014.
(3) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak summer selling season.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Demand for fleece is typically highest, in advance of the fall and winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the fourth and first calendar quarters of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Comfort Colors effective March 2, 2015 and the acquisition of Doris effective July 7, 2014. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, SG&A expenses and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of this MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

As discussed in the “Strategy and Objectives” section of this MD&A under section 4.1, effective December 4, 2014, the Company significantly lowered Printwear net selling prices in North America and applied the benefit of the reduction in selling prices to existing distributor inventories through a distributor inventory devaluation discount of approximately $48 million, which was recorded as a reduction in net sales in the first fiscal quarter of 2015. The reduction in selling prices also reflected the decline in the price of cotton futures that occurred in the latter half of 2014, even though the Company only began to benefit from lower cotton costs starting in the third fiscal quarter of 2015. Consequently, the Company reported a significant operating loss for its Printwear segment in the first fiscal quarter of 2015 and results for the first nine months of fiscal 2015 reflected the misalignment between the timing of lower Printwear net selling prices and lower manufacturing and cotton costs. In addition, results during the first six months of fiscal 2015 include the negative impact on Branded Apparel margins from the consumption of inventories in cost of sales which included transitional manufacturing costs related to the integration of new retail programs during fiscal 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7 Fifth quarter fiscal 2015 operating results
For the three months ended	Jan 3,	Jan 4,
(in $ millions, except per share amounts or otherwise indicated)	2016	2015	Variation $	Variation %

Net sales	543.8	390.6	153.2	39.2%
Gross profit	144.8	42.8	102.0	238.3%
SG&A expenses	72.8	79.6	(6.8)	(8.5)%
Operating income (loss)	70.7	(40.3)	111.0	n.m
Adjusted EBITDA(1)	101.7	(15.2)	116.9	n.m
Net earnings (loss)	67.6	(41.2)	108.8	n.m
Adjusted net earnings (loss)(1)	68.9	(37.6)	106.5	n.m

Basic EPS	0.28	(0.17)	0.45	n.m
Diluted EPS	0.28	(0.17)	0.45	n.m
Adjusted diluted EPS(1)	0.28	(0.15)	0.43	n.m

Gross margin	26.6%	11.0%	n/a	15.6 pp
SG&A expenses as a percentage of sales	13.4%	20.4%	n/a	(7.0) pp
Operating margin	13.0%	(10.3)%	n/a	23.3 pp
n.m. = not meaningful
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

For the three months ended	Jan 3,	Jan 4,
(in $ millions)	2016	2015	Variation $	Variation %

Segmented net sales:
Printwear	284.9	160.3	124.6	77.7%
Branded Apparel	258.9	230.3	28.6	12.4%
Total net sales	543.8	390.6	153.2	39.2%

Segment operating income (loss):
Printwear	62.8	(21.0)	83.8	n.m
Branded Apparel	31.0	8.3	22.7	273.5%
Total segment operating income (loss)	93.8	(12.7)	106.5	n.m
Corporate and other(1)	(23.1)	(27.6)	4.5	16.3%
Total operating income (loss)	70.7	(40.3)	111.0	n.m
n.m. = not meaningful
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.

	Jan 3,	Jan 4,
For the three months ended	2016	2015	Variation $	Variation %

Segment operating margin:
Printwear	22.0%	(13.1)%	n/a	35.1 pp
Branded Apparel	12.0%	3.6%	n/a	8.4 pp

Consolidated net sales for the fifth quarter of fiscal 2015 increased by 39.2% reflecting higher sales in both operating segments compared to the first quarter of fiscal 2015 (the “corresponding quarter of the prior year”). Consolidated net sales in the quarter were higher than the Company’s guidance of consolidated net sales in excess of $500 million mainly due to higher than anticipated Printwear unit sales volumes in T-shirts.

Net sales for the Printwear segment for the three months ended January 3, 2016, amounted to $284.9 million compared to $160.3 million for the corresponding quarter of the prior year. Printwear sales growth included the benefit of the non-recurrence of a $48 million distributor inventory devaluation discount

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MANAGEMENT’S DISCUSSION AND ANALYSIS

which negatively impacted Printwear sales in the corresponding quarter of the prior year. Excluding the impact of the distributor inventory devaluation discount in December 2014, Printwear sales in the fifth fiscal quarter of 2015 increased 37% compared to the corresponding quarter of the prior year. The increase was mainly due to strong unit sales volume growth in the U.S. and Canada, the acquisition of Comfort Colors and higher shipments in international markets, partially offset by unfavourable product-mix due to a lower proportion of fleece sales compared to last year and the negative impact of the decline of international currencies relative to the U.S. dollar. Unit sales volume growth in the U.S. continued to reflect the benefit of the pricing actions taken in December of 2014 and further penetration in the fashion basics and performance segments, including strong unit sales of Comfort Colors® products. In addition, unit sales volumes in the quarter reflected the impact of lower seasonal distributor inventory destocking compared to higher than normal distributor inventory destocking in the corresponding quarter of the prior year.

Net sales for Branded Apparel for the fifth fiscal quarter of 2015 were $258.9 million, up 12.4% from $230.3 million in the corresponding quarter of the prior year reflecting increased sales in all product categories. Sales of underwear were up by more than 20%. With the retail distribution gains during the year, the Company doubled its retail door count for underwear, with Gildan® branded underwear selling in approximately 18,000 retail doors at the end of 2015. The growth in Branded Apparel sales reflected an increase of 85% in Gildan® branded programs, including the impact of the conversion of private label programs, as well as strong sales of licensed brands which more than offset lower sales of private label and Gold Toe® branded products. While the Gold Toe® brand for men’s and women’s socks maintained its leading position within the department store and national chains channel, lower unit sales volumes of Gold Toe® branded socks in the quarter reflected the impact of the weak and highly promotional holiday period in this retail channel.

Consolidated gross margins in the fifth quarter of fiscal 2015 were 26.6% compared to gross margins of 11.0% in the corresponding quarter of the prior year. As explained in section 5.6.1 in this MD&A, the Company incurred an operating loss in the corresponding quarter of the prior year due to the strategic pricing actions taken in December of 2014 which negatively impacted Printwear gross margins, as well as the consumption of high-cost inventories which included the impact of transitional manufacturing costs relating to the integration of new retail products during 2014, which negatively affected gross margins in Branded Apparel. The strong recovery in gross margins also reflected the benefit of manufacturing cost savings from the Company’s investments in yarn-spinning and other capital projects and lower cotton costs, partially offset by unfavourable product-mix.

SG&A expenses in the fifth quarter of fiscal 2015 were $72.8 million, down $6.8 million from $79.6 million in the corresponding quarter of the prior year. The decrease in SG&A expenses was primarily due to the favourable impact of the weaker Canadian dollar on corporate head office expenses and integration benefits from acquisitions.

Consolidated operating income in the fifth quarter of fiscal 2015 of $70.7 million recovered strongly from the operating loss reported in the corresponding quarter of the prior year. The strong recovery was due to operating income improvement in both segments.

In the fifth quarter of fiscal 2015, the Printwear segment reported operating income of $62.8 million compared to an operating loss of $21 million in the corresponding quarter of the prior year, which reflected strategic pricing actions taken to lower printwear net selling prices in advance of anticipated cost savings from capital projects and lower cotton costs. The increase in operating profit in the quarter reflected the non-recurrence of the December 2014 distributor inventory devaluation discount as well as the impact of higher unit sales volumes, together with the benefit of manufacturing cost savings and lower cotton costs compared to the corresponding quarter of the prior year. These positive factors were partially offset by the impact of unfavourable product-mix related to a lower proportion of fleece sales and unfavourable foreign currency exchange rates. The Company achieved Printwear operating margins in the quarter of 22%.

Operating income in Branded Apparel for the three months ended January 3, 2016 was $31.0 million, up significantly compared with $8.3 million in the corresponding quarter of the prior year. Operating margins in the quarter were 12.0% compared to 3.6% a year ago. The significant improvement in Branded Apparel

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MANAGEMENT’S DISCUSSION AND ANALYSIS

operating margins was mainly due to lower manufacturing and cotton costs. Branded Apparel operating margins also reflected an approximate 300 basis point improvement due to SG&A leverage and integration benefits from acquisitions. Further operating margin growth in Branded Apparel was constrained by unfavourable product-mix in the quarter due to a lower proportion of higher-valued product sales impacted by the weakness in the department store and national chains channel.

Consolidated net earnings in the fifth quarter of fiscal 2015 were $67.6 million or $0.28 per share on a diluted basis, compared with a net loss of $41.2 million or $0.17 per share in the corresponding quarter of the prior year. Before reflecting restructuring and acquisition-related costs in the fourth calendar quarter of both years, adjusted net earnings were $68.9 million or $0.28 per share for the quarter ended January 3, 2016 compared with an adjusted net loss of $37.6 million or $0.15 per share for the three months ended January 4, 2015.

Consolidated net earnings in the fifth quarter of fiscal 2015 reflected strong unit sales volume growth as well as lower SG&A expenses which resulted in strong operating margins in both segments. Adjusted EPS for the fifth fiscal quarter of 2015 were in-line with the Company’s adjusted EPS guidance of $0.28–$0.30 provided on November 12, 2015, as the impact of higher than anticipated Printwear sales was offset by product-mix, mainly due to a lower proportion of fleece sales, and a weak holiday season in retail which particularly impacted the sales of higher-valued retail products in national chains, department stores and sports specialty channels.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	January 3,	October 5,
(in $ millions)	2016	2014	Variation

Cash and cash equivalents	50.7	65.2	(14.5)
Trade accounts receivable	306.1	354.3	(48.2)
Income taxes receivable	-	1.4	(1.4)
Inventories	851.0	779.4	71.6
Prepaid expenses, deposits and other current assets	42.9	41.3	1.6
Assets held for sale	2.8	5.8	(3.0)
Accounts payable and accrued liabilities	(232.3)	(368.7)	136.4
Income taxes payable	(1.0)	-	(1.0)
Total working capital	1,020.2	878.7	141.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The decrease in trade accounts receivable (which are net of accrued sales discounts) was due to the impact of seasonally lower sales in the fourth calendar quarter of fiscal 2015 compared to the fourth quarter of fiscal 2014. The impact of lower net sales was partially offset by lower accruals for sales discounts in trade accounts receivable compared to the fourth quarter of fiscal 2014, due to the impact of changes made to reduce and simplify our Printwear discount structure as previously announced in December 2014.

•
The increase in inventories reflects increases in overall inventories to support our planned sales growth in all of our target geographical markets, including a significant increase in underwear unit volumes, partially offset by a decrease in sock inventories. In addition, we experienced a seasonal increase in activewear unit volumes during the fourth quarter of calendar 2015, which is our seasonally lowest sales quarter. Increases in inventories are also due to the impact of the Comfort Colors acquisition and the introduction of new products, partially offset by lower cotton costs. In connection with our investments in further vertical-integration, raw materials inventories are increasing as we ramp up production at our new yarn-spinning facilities. The Company has also increased inventory levels to support its expected sales growth ahead of planned new additions in textile capacity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The decrease in assets held for sale relates to the sale of facilities which were closed in prior years.

•
The significant decrease in accounts payable and accrued liabilities is mainly due to a decrease in days payable outstanding, including the impact of shorter payment terms as a result of our vertical integration into yarn-spinning, lower cotton costs, the impact of the holiday period manufacturing shutdown during the fourth calendar quarter of fiscal 2015, a seasonal decrease in payroll-related liabilities, and a decrease in accounts payable related to capital expenditures.

•
Working capital was $1,020.2 million as at January 3, 2016 compared to $878.7 million as at October 5, 2014. The current ratio at the end of fiscal 2015 was 5.4 compared to 3.4 at the end of fiscal 2014.

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, October 5, 2014	873.7	287.4	176.4
Net capital additions	303.7	13.2	-
Additions through business acquisitions	1.7	62.3	14.2
Depreciation and amortization	(134.7)	(26.1)	-
Balance, January 3, 2016	1,044.4	336.8	190.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Capital additions included expenditures primarily for investments in new yarn-spinning facilities in the U.S., textile projects in Rio Nance, and the expansion of the Company’s printwear distribution centre in Eden, NC.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The increase in intangible assets mainly reflects $62.3 million related to the acquisition of Comfort Colors, and other capital additions primarily related to software, partially offset by amortization of $26.1 million.

•	The increase in goodwill is due to the goodwill recorded in connection with the acquisition of Comfort Colors.

6.3 Other non-current assets and non-current liabilities

	January 3,	October 5,
(in $ millions)	2016	2014	Variation

Deferred income tax assets	2.8	-	2.8
Other non-current assets	6.1	8.1	(2.0)

Long-term debt	375.0	157.0	218.0
Deferred income tax liabilities	-	0.3	(0.3)
Other non-current liabilities	37.6	43.5	(5.9)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Other non-current liabilities include provisions, employee benefit obligations, and contingent consideration in connection with a business acquisition. The decrease in other non-current liabilities was mainly due a decrease in employee benefit obligations, partially offset by an increase in provisions. The decrease in employee benefit obligations was mainly due to the impact of program changes relating to the Company’s pre-notice obligations for active employees located in Central America, to align with statutory requirements. As a result of these program changes, pre-notice costs for employees in Central America will now be recognized when an employer-initiated termination

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MANAGEMENT’S DISCUSSION AND ANALYSIS

occurs. Note 12 to the annual audited consolidated financial statements includes additional information with respect to the Company’s employee benefit obligations and provisions.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

Total assets were $2,834.3 million as at January 3, 2016, compared to $2,593.0 million as at October 5, 2014.

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

(in $ millions)	2015	2014	Variation
	(15 months)
Net earnings	304.9	359.6	(54.7)
Adjustments to reconcile net earnings to cash flows from
operating activities(1)	147.7	93.2	54.5
Changes in non-cash working capital balances	(98.9)	(188.6)	89.7
Cash flows from operating activities	353.7	264.2	89.5
(1) Includes $146.4 million (2014 - $95.6 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The year-over-year increase in operating cash flows of $89.5 million was mainly due to a lower increase in non-cash working capital compared to fiscal 2014 as explained below. The impact of lower net earnings on operating cash flows was offset by higher depreciation and amortization included in net earnings compared to fiscal 2014. The increase in depreciation and amortization compared to fiscal 2014 reflects the additional three months in fiscal 2015, as well as the impact of higher depreciation as we ramp-up our yarn-spinning facilities.

•
The net increase in non-cash working capital was $98.9 million during fiscal 2015, compared to an increase of $188.6 million during fiscal 2014. In fiscal 2015, the change in non-cash working capital was due primarily to decreases in accounts payable and accrued liabilities and increases in inventories, partially offset by a decrease in trade accounts receivable, as noted in the ‘Financial Condition’ section of this MD&A. In fiscal 2014, the change in non-cash working capital was due primarily to significant increases in trade accounts receivable and inventories, partially offset by an increase in accounts payable and accrued liabilities.

7.2 Cash flows from (used in) investing activities

(in $ millions)	2015	2014	Variation
	(15 months)
Purchase of property, plant and equipment	(319.4)	(286.6)	(32.8)
Purchase of intangible assets	(7.5)	(6.1)	(1.4)
Business acquisitions	(103.8)	(101.7)	(2.1)
Proceeds on disposal of assets held for sale and
property, plant and equipment	5.5	4.9	0.6
Cash flows used in investing activities	(425.2)	(389.5)	(35.7)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Capital expenditures during fiscal 2015 are described in section 6.2 of this MD&A, and our projected capital expenditures for the next fiscal year are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

7.3 Free cash flow

(in $ millions)	2015	2014	Variation
	(15 months)
Cash flows from operating activities	353.6	264.1	89.5
Cash flows used in investing activities	(425.3)	(389.5)	(35.8)
Adjustment for:
Business acquisitions	103.8	101.7	2.1
Free cash flow(1)	32.1	(23.7)	55.8
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The Company generated positive free cash flow in fiscal 2015 compared to negative free cash flow in fiscal 2014, mainly due to higher operating cash flows as noted above.

7.4 Cash flows from (used in) financing activities

(in $ millions)	2015	2014	Variation
	(15 months)
Increase in amounts drawn under revolving long-term
bank credit facility	218.0	157.0	61.0
Dividends paid	(79.7)	(53.2)	(26.5)
Proceeds from the issuance of shares	16.0	4.3	11.7
Repurchase and cancellation of shares	(79.7)	-	(79.7)
Share repurchases for future settlement of non-Treasury RSUs	(15.2)	(14.5)	(0.7)
Cash flows from (used in) financing activities	59.4	93.6	(34.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Cash flows from financing activities for fiscal 2015 reflected an increase in funds drawn on our revolving long-term bank credit facility of $218.0 million, which was mainly used to finance the acquisition of Comfort Colors and the repurchase and cancellation of common shares under the normal course issuer bid as discussed in section 8.4 of this MD&A.

•
The Company paid an aggregate of $79.7 million of dividends during fiscal 2015 for dividends declared in December 2014, February 2015, May 2015, July 2015, and November 2015. The increase in dividends paid was as a result of the impact of an additional three months in fiscal 2015, and the 20% increase in the amount of the quarterly dividend approved on December 3, 2014.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness

In recent years, we have funded our operations and capital requirements with cash generated from operations. Our primary uses of funds are to finance working capital requirements, capital expenditures, payment of dividends and business acquisitions. We have a committed unsecured revolving long-term bank credit facility of $1 billion which has been periodically utilized, primarily to fund business acquisitions in recent years, including the acquisitions of Comfort Colors in March 2015 and Doris in July 2014. During fiscal 2015 we also utilized our credit facility to fund the repurchase for cancellation of 3,050,000 common shares (on a post-split basis) as noted under section 8.4 of this MD&A.

The long-term bank credit facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2019 to April 2020. As at January 3, 2016, $375.0 million (October 5, 2014 - $157.0 million) was drawn under the facility

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MANAGEMENT’S DISCUSSION AND ANALYSIS

and the effective interest rate for fiscal 2015 was 1.4%. In addition, an amount of $27.1 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at January 3, 2016.

(in $ millions)	January 3, 2016	October 5, 2014

Long-term debt and total indebtedness(1)	375.0	157.0
Cash and cash equivalents	(50.7)	(65.2)
Net indebtedness(1)	324.3	91.8
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents as described under section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

As disclosed in note 11 to the 2015 audited annual consolidated financial statements, the Company is required to comply with certain covenants, including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the long-term bank credit facility agreement provides that this limit may be exceeded in the short term under certain circumstances, as well as an interest coverage ratio of at least 3.5:1. EBITDA is defined under the credit facility agreement as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items. As at January 3, 2016, the Company was in compliance with all covenants.

The Company is projecting capital expenditures of approximately $200 million in 2016 primarily related to textile capacity expansion, the completion of its yarn-spinning manufacturing initiative and the expansion of sewing facilities to support growth. Projected investments in textile manufacturing in 2016 include expenditures towards the development of the new Rio Nance 6 facility and the further expansion of existing facilities, including the Company’s facility in Bangladesh.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the normal course issuer bid discussed in section 8.4 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 19, 2016, there were 243,856,289 common shares issued and outstanding along with 1,895,145 stock options and 285,231 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the applicable period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

8.3 Declaration of dividend

During fiscal 2015, the Company paid dividends of $79.7 million. On February 23, 2016, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.078 per share for an expected aggregate payment of $19.0 million which will be paid on April 4, 2016 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 10, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.4 Normal course issuer bid

In December 2014, the Company announced the initiation of a normal course issuer bid (NCIB) beginning December 8, 2014, which expired on December 7, 2015, to purchase for cancellation up to 12.2 million outstanding common shares of the Company (on a post-split basis), representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. During December 2014, the Company repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis) under the NCIB by way of private agreements with an arm’s-length third-party seller for a total cost of $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases. Of the total cost, $1.6 million was charged to share capital and $78.1 million was charged to retained earnings. During calendar 2015, there were no repurchases under the NCIB.

On February 23, 2016, the Board of Directors of the Company approved the initiation of a normal course issuer bid (NCIB) to purchase for cancellation a maximum of 12,192,814 common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares. Any purchases under the bid will be made during the period from February 26, 2016 to February 25, 2017 on the open market through the facilities of both the TSX and the NYSE in compliance with their respective rules and policies, alternative trading systems if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the NCIB, Gildan may purchase up to a maximum of 169,767 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the six calendar months completed prior to the announcement of the NCIB. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. Gildan management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of the Company’s financial resources and that share repurchases under the NCIB will not preclude the Company from continuing to pursue complementary acquisitions.

9.0	LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

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10.0	OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2016 is contained in our fourth quarter earnings results press release dated February 24, 2016 under the section entitled “Fiscal 2016 Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

11.0	FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company seeks to manage those risks. The disclosures under this section, in conjunction with the information in note 14 to the 2015 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2015 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, the market price of its own common shares, and interest rates. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio.

11.1 Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the seasonality of the Company’s net sales in the Printwear segment, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

The Company’s credit risk for trade accounts receivable is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors within the Printwear segment and mass-market and other retailers within the Branded Apparel segment. As at January 3, 2016, the Company’s ten largest trade debtors accounted for 59% of trade accounts receivable, of which one wholesale customer within the Printwear segment accounted for 8% and one mass-market retailer within the Branded Apparel segment

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accounted for 14%. Of the Company’s top ten trade debtors, three are in the Printwear segment, seven are in the Branded Apparel segment and all ten are located in the United States. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico, Asia-Pacific, and Latin America.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second and third quarters of the calendar year, are invoiced with extended payment terms, generally not exceeding four months. From time-to-time, the Company may initiate other special incentive programs with extended payment terms.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many distributors and other customers in the Printwear segment are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s customers in the Branded Apparel segment varies significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s sales offices in Christ Church, Barbados and Charleston, SC. Where available, the Company’s credit departments periodically review external ratings and customer financial statements, and in some cases obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area and operating segment was as follows as at:

(in $ millions)	January 3, 2016	October 5, 2014

Trade accounts receivable by geographic area:
United States	264.8	307.6
Canada	19.3	23.5
Europe and other	22.0	23.2
Total trade accounts receivable	306.1	354.3

Trade accounts receivable by operating segment:
Printwear	119.7	187.9
Branded Apparel	186.4	166.4
Total trade accounts receivable	306.1	354.3

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The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	January 3, 2016	October 5, 2014

Not past due	213.9	309.2
Past due 0-30 days	63.0	33.8
Past due 31-60 days	14.8	6.1
Past due 61-120 days	14.6	6.3
Past due over 121 days	4.4	3.3
Trade accounts receivable	310.7	358.7
Less allowance for doubtful accounts	(4.6)	(4.4)
Total trade accounts receivable	306.1	354.3

11.2 Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving long-term bank credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our revolving long-term bank credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2015 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts, and the expected timing of capital expenditures. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions and other major investments or divestitures.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at January 3, 2016.

	Carrying	Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued
liabilities	232.3	232.3	232.3	-	-	-
Long-term debt(1)	375.0	375.0	-	-	375.0	-
Purchase obligations	-	234.0	232.4	1.6	-	-
Operating leases and other
obligations	-	211.2	62.5	83.6	19.9	45.2
Total contractual obligations	607.3	1,052.5	527.2	85.2	394.9	45.2
(1) Excluding interest

As disclosed in note 23 to our 2015 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify
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them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 3, 2016, the maximum potential liability under these guarantees was $55.4 million, of which $10.6 million was for surety bonds and $44.8 million was for financial guarantees and standby letters of credit.

11.3 Foreign currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States, certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, the Chinese yuan and the Swiss franc exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka. Should there be a significant change in the Lempira, Peso, Cordoba, or Taka to U.S. dollar exchange rate in the future, such change may have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts, to economically hedge a portion of foreign currency cash flows, with maturities of up to three years. The Company had forward foreign exchange contracts outstanding as at January 3, 2016, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Australian dollars, sell Pounds sterling, and to buy Swiss francs in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2015 were designated as either cash flow hedges or fair value hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all foreign exchange hedges. No ineffectiveness was recognized in net earnings as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items. We refer the reader to note 14 to the 2015 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

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The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at January 3, 2016 arising from financial instruments:
			January 3, 2016
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD

Cash and cash equivalents	3.3	0.8	1.3	0.8	2.2	0.3
Trade accounts receivable	16.5	4.0	1.7	4.1	3.9	3.0
Prepaid expenses, deposits and other current assets	1.2	1.7	0.1	-	0.8	-
Accounts payable and accrued liabilities	(19.6)	(6.3)	(0.2)	(0.2)	(0.6)	-
Other non-current liabilities	(5.9)	-	-	-	-	-

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) earnings and other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended January 3, 2016
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD

Impact on earnings before income taxes	0.2	-	(0.1)	(0.2)	(0.3)	(0.2)
Impact on other comprehensive income before
income taxes	0.3	2.1	0.5	-	-	0.2

An assumed 5 percent weakening of the U.S. dollar during the year ended January 3, 2016 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk

The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibres. The Company purchases cotton from third party merchants and cotton-based yarn from third party yarn manufacturers. The Company assumes the risk of cotton price fluctuations for these yarn purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases in order to reduce the effects of fluctuations in the cost of cotton used in the manufacture of its products. These contracts are not used for trading purposes, and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $4.5 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, including the raw materials we use to manufacture our products such as polyester fibers, chemicals, dyestuffs and trims. We generally purchase these raw materials at market prices.

The Company has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2015, the Company entered into commodity option contracts as described in note 14 to the 2015 audited annual consolidated financial statements. The underlying risk of the commodity option contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all commodity option hedges. Due to a strong correlation between commodity future contract prices and our purchased cost, we did not experience any ineffectiveness on our hedges. We refer the

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reader to note 14 to the 2015 audited annual consolidated financial statements for details of these derivative contracts and the impact of applying hedge accounting.

11.5 Interest rate risk

The Company’s interest rate risk is primarily related to the Company’s revolving long-term bank credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During fiscal 2015, the Company did not enter into any derivative financial instruments to hedge its interest rate exposure on its borrowings under the revolving long-term bank credit facility.

Based on the value of interest-bearing financial instruments during the year ended January 3, 2016, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $0.7 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2015 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning (yarn-spinning manufacturing division).

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to

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change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history, in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for

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amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Valuation of statutory severance and pre-notice obligations and the related costs
The valuation of the statutory severance and pre-notice obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s audited consolidated financial statements for fiscal 2015 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its 2014 audited annual consolidated financial statements, except as noted below.

On October 6, 2014, the Company adopted IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

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13.2 New accounting standards and interpretations not yet applied

The following new accounting standards are not effective for the year ended January 3, 2016, and have not been applied in preparing the audited annual consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled to in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

14.0	DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure

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controls and procedures as of January 3, 2016. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 3, 2016.

15.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

15.1 Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 3, 2016, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of January 3, 2016.

15.2 Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of January 3, 2016.

15.3 Changes in internal control over financial reporting

There have been no changes that occurred during the period beginning on October 6, 2014 and ended on January 3, 2016 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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16.0	RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. We may not be able to successfully implement our growth strategy in the future. We may not be successful in increasing our penetration in the North American and international markets as success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. In addition, we may not be successful in further developing our Company-owned brands and obtaining and successfully introducing new programs in the U.S. retail channel, including increasing our sales of underwear and activewear to retailers, or achieving targeted levels of profitability in our Branded Apparel segment. Failure to successfully develop new business in new market channels or new geographical markets may limit our opportunities for growth. Also, there can be no assurance that we do not encounter operational issues that may affect or disrupt our current production or supply chain or delay the ramp-up of new facilities. In addition, we may not be successful in adding new low-cost capacity to support our planned sales growth, in executing on furthering our vertical integration into yarn-spinning, or in achieving targeted manufacturing and distribution cost reductions. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest cash flows or distribute cash flows to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Our ability to compete effectively
The markets for our products are highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Consumer brand recognition and appeal are also important factors in the retail market. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which have allowed us to operate efficiently and reduce costs, offer competitive pricing, and a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure, and remain competitive in the areas of price, quality, brand appeal, service, and marketing. In addition, there can be no assurance that the level and intensity of competition will not increase, or that competitors will not improve their competitive position relative to Gildan’s. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices, the need for additional customer price incentives and other forms of marketing support to our customers, all of which could have a material adverse effect on our profitability if we are unable to offset such negative impact with new business or cost reductions.

Our ability to integrate acquisitions
The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated and result in significant additional costs and/or operational issues, all of which could adversely affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

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Adverse changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may adversely affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could adversely affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management”.

Our reliance on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2015 our largest and second largest customers accounted for 15.7% and 13.1% (2014 – 17.7% and 10.7%) of total sales respectively, and our top ten customers accounted for 56.1% (2014 – 56.6%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be adversely affected should one or more of the following events occur:
•
a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or higher price discounts, or to require Gildan to incur additional service and other costs;
•	further industry consolidation leads to greater customer concentration and competition; and
•	a large customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could adversely impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could adversely impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels,

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resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

Fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton and cotton yarn purchases and reduce the effect of price fluctuations in the cost of cotton used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton price increases but would not be able to benefit from cotton price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or have not made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against cotton price increases, but will be in a position to benefit from any cotton price decreases. A significant increase in raw material costs, particularly cotton costs, could have a material adverse effect on our business, results of operations and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases adversely impact demand for the Company’s products. In addition, when the Company fixes its cotton costs for future delivery periods and the cost of cotton subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a material adverse effect on our business, results of operations and financial condition.

Our dependence on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third party suppliers. More specifically, we source cotton and cotton-based yarns primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and other licensed brands are purchased from a number of third party suppliers. Our business, financial condition or results of operations could be adversely affected if there is a significant change in our relationship with any of our principal suppliers of yarn or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can adversely affect our business, financial condition or results of operations.

Climate, political, social and economic risks in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations”. We also purchase significant volumes of socks from third party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods and earthquakes, and any such events in the future could have a material adverse impact on our business.

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The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, materially increase our cost of sales and other operating expenses, result in material asset losses, or require additional capital expenditures to be incurred:
•	fires, pandemics, extraordinary weather conditions or natural disasters, such as hurricanes, tornadoes, floods, tsunamis, typhoons and earthquakes;
•	political instability, social and labour unrest, war or terrorism;
•	disruptions in port activities, shipping and freight forwarding services; and
•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits or policy exclusions. Any occurrence not fully covered by insurance could have an adverse effect on our business.

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source and sell products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the trade liberalization climate. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, tariffs, and quotas that could impact our approach to global manufacturing and sourcing and makes adjustments as needed. The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Caribbean Basin Trade Partnership Act, the Dominican Republic – Central America – United States Free Trade Agreement (CAFTA-DR) and the Haitian Hemispheric Opportunity through Partnership Encouragement (HOPE), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market. The Company relies on similar arrangements to access the European Union, Canada and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

In 2015, the United States concluded free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (TPP). Countries participating in the TPP at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. While the agreement must still be ratified and implemented by each of these countries, future entry into force of this new regional free trade agreement or any other new free trade agreements, may negatively affect our competitive position in the United States and other countries where we sell products.

Overall, new agreements or arrangements that further liberalize access to our key developed country markets from countries where our competitors make products could potentially impact our competiveness in those markets negatively. The likelihood that any such agreements, measures or programs will be adopted, modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

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In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry. In 2014, the Company activated the second of two U.S. foreign trade zones (FTZs) that it operates. Both FTZs relate to the Company’s distribution warehouses in the U.S. The FTZs enhance efficiencies in the customs entry process and allow for the avoidance of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with FTZs, we cannot predict the outcome of any governmental audit or examination of the FTZs.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities or specification of minimum export pricing and/or export prices or duties could potentially have an adverse impact on our business. In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons, which are unpredictable, continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial condition, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be materially adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; and changes in the mix of profits between operating segments; or other factors. For example, the Organization for Economic Cooperation and Development (“OECD”), an international association of 34 countries, recently issued recommendations regarding international taxation, which if adopted by and between the tax authorities in the countries in which we operate could result in a material increase in the Company’s overall effective income tax rate.

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We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which could also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at January 3, 2016, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $62 million.

Compliance with environmental, health and safety regulations
We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are recycled, repurposed or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe Moretz subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business.

Our significant reliance on our information systems for our business operations
We place significant reliance on our information systems, including our JD Edwards Enterprise Resource Planning (ERP) system. We are in the process of upgrading our ERP system to the current release. We depend on our information systems to purchase raw materials and supplies, schedule and manage production, process transactions, summarize results, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters or other causes, or in connection with the implementation of the upgrade to our ERP system. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could have a material adverse effect on our business.

Adverse changes in third party licensing arrangements and licensed brands
A number of products are designed, manufactured, sourced and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, adversely affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, adversely affecting our sales and

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results of operations, and we may be required to expend significant amounts on public relations, advertising, legal and other related costs. In addition, if any of these licensors chooses to cease licensing these brands to us in the future, our sales and results of operations would be adversely affected.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures, including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise adversely affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register, our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate or otherwise violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could adversely affect our business, financial condition, results of operations and cash flows.

Changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ approximately 42,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The vast majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations, specifically, the Company is party to collective bargaining agreements at three of its sewing facilities in Nicaragua and one sewing facility in Honduras. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the

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workers at the plant and the matter is now before the Dominican Republic Labor Court. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.

Negative publicity as a result of actual, alleged or perceived violations of labour laws or international labour standards, unethical labour and other business practices
We are committed to ensuring that all of our operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could harm our reputation and result in a loss of sales.

Our dependence on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and other personnel. We may not be able to attract or retain these employees, which could adversely affect our business.

Product safety regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations promulgated pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states in which our products are sold.

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act and the Canada Consumer Product Safety Act (the “CCPSA”), which applies to manufacturers, importers, distributors, advertisers, and retailers of consumer products.

In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failure to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Litigation and/or regulatory actions
Our business involves the risk of legal and regulatory actions regarding such matters as product liability, employment practices, patent and trademark infringement, bankruptcies and other claims. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. These proceedings could cause us to incur costs and may require us to devote resources to defend against these claims and could ultimately result in a loss against these claims or other remedies such as product recalls, which could have a material adverse effect on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a material adverse effect on our business, results of operations, and financial condition.

Data security and privacy breaches
Our business involves the regular collection and use of sensitive and confidential information regarding customers and employees. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, despite the security measures we have in place, any actual or perceived information security breach, whether due to "cyber attack", computer viruses or human error, could lead to damage to our reputation and result in a material adverse effect on our business, results of operations, and financial condition.

GILDAN 2015 REPORT TO SHAREHOLDERS P.49

MANAGEMENT’S DISCUSSION AND ANALYSIS

17.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions, except per share amounts)	Jan 3, 2016	Jan 4, 2015	2015	2014
			(15 months)
Net earnings (loss)	67.6	(41.2)	304.9	359.6
Adjustments for:
Restructuring and acquisition-related costs	1.3	3.6	14.9	3.2
Income tax recovery on restructuring and acquisition-related
costs	-	-	(2.0)	(0.8)
Adjusted net earnings (loss)	68.9	(37.6)	317.8	362.0
Basic EPS	0.28	(0.17)	1.26	1.48
Diluted EPS	0.28	(0.17)	1.25	1.46
Adjusted diluted EPS	0.28	(0.15)	1.30	1.47
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2015 REPORT TO SHAREHOLDERS P.50

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions)	Jan 3, 2016	Jan 4, 2015	2015	2014
			(15 months)
Net earnings (loss)	67.6	(41.2)	304.9	359.6
Restructuring and acquisition-related costs	1.3	3.6	14.9	3.2
Depreciation and amortization	29.8	21.5	146.4	95.6
Financial expenses, net	2.4	2.8	17.8	2.9
Income tax (recovery) expense	0.6	(1.9)	4.5	7.0
Adjusted EBITDA	101.7	(15.2)	488.5	468.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2015	2014
	(15 months)
Cash flows from operating activities	353.6	264.1
Cash flows used in investing activities	(425.3)	(389.5)
Adjustment for:
Business acquisitions	103.8	101.7
Free cash flow	32.1	(23.7)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	January 3,	October 5,
(in $ millions)	2016	2014

Long-term debt and total indebtedness	375.0	157.0
Cash and cash equivalents	(50.7)	(65.2)
Net indebtedness	324.3	91.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2015 REPORT TO SHAREHOLDERS P.51